Exhibit 99.1

TechFaith Reports Fourth Quarter and Full Year 2012 Financial Results

Beijing, China, March 12, 2013 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

For the fourth quarter of 2012, TechFaith reported net revenues of US$31.0 million compared to US$31.5 million in the third quarter of 2012. Gross profit for the fourth quarter of 2012 was US$5.9 million compared to US$7.2 million in the third quarter of 2012. Gross margin for the fourth quarter was 19.1% compared to 22.8% in the previous quarter. Net loss attributed to TechFaith for the fourth quarter of 2012 was US$3.0 million or US$(0.06) per basic and diluted weighted average outstanding ADS, compared to net income of US$0.9 million or US$0.02 per basic and diluted weighted average outstanding ADS in the third quarter of 2012.

For the full year ended December 31, 2012, TechFaith reported net revenues of US$137.7 million compared to US$323.8 million for the full year ended December 31, 2011. The decline in revenues was mainly due to higher levels of competition, which led to a material decline in the Company’s Original Developed Product (ODP) and game business, and the negative impact of our shift from Windows Mobile-based smartphones to Android-based smartphones. Gross profit for the full year 2012 was US$31.3 million compared to US$85.2 million for the full year 2011. Gross margin for the full year 2012 was 22.7% compared to 26.3% for the full year 2011. Operating expenses for the full year 2012 were US$31.1 million compared to US$50.2 million for the full year 2011. Net loss for full year 2012 was US$3.3 million or US$ (0.06) per basic and diluted weighted average outstanding ADS, compared to net income of US$27.1 million or US$0.51 per basic and diluted weighted average outstanding ADS for the full year 2011.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “It was a very challenging year for TechFaith as we were impacted by global economic weakness and higher levels of competition. We kept strict operating controls in place to help us weather the volatility in the market. Specifically, we reduced our operating expenses by 38.0% for the full year. It is also worth noting that despite the significant decline in our revenues, we were able to hold gross margin at 22.7% for the full year 2012 by focusing on higher margin, niche business opportunities. Our balance sheet continues to give us the ability to pursue the long-term business initiatives and strategy that are central to our company’s success, even with higher levels of competition and further expected market volatility.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “2012 was a tough year for us as we faced a steep unit volume reduction in our mobile phone business and difficult business environments in the key segments we operate. We made the shift to Android smartphones but would have benefited from shifting earlier in the product cycle. We understand the markets that we are operating in, which are characterized by tough competition, fast changes, high uncertainty and margin pressure in the mobile phone business. Our ability to succeed in the niche segments we are targeting and our track record of product innovations, ranging from improved imaging and bigger capacitive touch screens, is helping us to keep on track even with the expected continuation of headwinds and high levels of competition. For example, customer response remains positive for our ruggedized devices. This is a product line that leverages our strong hardware design capabilities and meets a unique need in a profitable niche market. With that said, this is also a global market that we see as having significant potential. We are pursuing other opportunities in middle to high-end mobile handsets that leverage our strengths in both domestic and international markets as we work to return to sustainable growth and profitability.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “We are focused on pursuing the opportunities that will put the rough 2012 behind us. We have successfully navigated similar tough market situations in the past and we are confident in our ability to do so once again. The big difference between our current situation and our less profitable prior transition periods is that our core business is now moving forward on a larger scale and we now have a much stronger balance sheet. We continue to refresh our product portfolio, which differentiates TechFaith in the niche markets we are going after, through unique hardware offerings. We provide carriers and partners unique solutions that address unmet mobile needs in the outdoor adventure market and in the market for highly sensitive medical monitoring applications. Because we are operating from a position of financial strength, we are able to pursue the long-term strategy that is essential to the Company’s success and to creating value for our shareholders. For example, we recently announced we would promote 3D motion sensing technology, delivery platforms and games in China. This is an exciting new area in the gaming market that allows us to leverage our motion gaming expertise. We have previously built motion gaming content and distribution assets and understand the potential 3D has to give gamers an even more entertaining experience. We are optimistic about this opportunity and others in the core mobile communications area, which have growth potential in 2013.”

First Quarter of 2013 Outlook

The below forecast is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the first quarter of 2013 to be in the range of US$28.0 million to US$33.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, March 12, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, March 12, 2013 in Beijing). The dial-in number for the live audio call is +1-617-213-8849 or +1-866-203-3436. The conference call passcode is 38061147. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 86477094. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand (previously “17VEE”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Twelve Months Ended
	September 30	December 31		December 31
	2012	2012	2011	2012	2011

Revenues:

ODP	$13,311	$12,077	$50,711	$57,803	$212,784

Brand name phone sales	11,329	11,617	19,274	50,266	67,535

Game	6,909	7,338	11,702	29,594	43,481

Total net revenues	$31,549	$31,032	$81,687	$137,663	$323,800

Cost of revenues:

ODP	$12,222	$10,577	$45,062	$53,971	$174,991

Brand name phone sales	7,783	8,940	11,916	34,250	41,280

Game	4,337	5,577	5,630	18,146	22,293

Total cost of revenues	$24,342	$25,094	$62,608	$106,367	$238,564

Gross Profit	$7,207	$5,938	$19,079	$31,296	$85,236

Operating expenses:

General and administrative	$669	$1,957	$4,384	$5,594	$18,848

Research and development	2,192	2,010	3,820	9,343	13,541

Selling and marketing	1,545	801	7,652	12,328	17,196

Impairment of intangible assets	702	3,131	—	3,833	—

Impairment of goodwill	—	—	—	—	606

Total operating expenses	$5,108	$7,899	$15,856	$31,098	$50,191

Government subsidy income	99	44	36	232	224

Other operating income	281	475	683	1,124	2,824

Income (loss) from operations	$2,479	$(1,442)	$3,942	$1,554	$38,093

Interest income	523	428	388	2,032	1,365

Other (expenses) income	(313)	663	(83)	354	(79)

Change in fair value of put option	(90)	(60)	(150)	(150)	(150)

Income (loss) before income taxes	$2,599	$(411)	$4,097	$3,790	$39,229

Income tax expenses	(1,518)	(2,147)	(636)	(5,635)	(9,419)

Net income (loss)	$1,081	$(2,558)	$3,461	$(1,845)	$29,810
Less: net income attributable to the noncontrolling interest	(205)	(485)	(776)	(1,449)	(2,683)

Net income (loss) attributable to TechFaith	$876	$(3,043)	$2,685	$(3,294)	$27,127

Net income (loss) attributable to TechFaith per share

Basic	$0.00	$(0.00)	$0.00	$(0.00)	$0.03

Diluted	$0.00	$(0.00)	$0.00	$(0.00)	$0.03

Net income (loss) attribute to TechFaith per ADS

Basic	$0.02	$(0.06)	$0.05	$(0.06)	$0.51

Diluted	$0.02	$(0.06)	$0.05	$(0.06)	$0.51

Net income (loss)	$1,081	$(2,558)	$3,461	$(1,845)	$29,810
Other comprehensive income , net of tax
Foreign currency translation adjustment	4,008	2,894	3,960	3,525	13,026

Comprehensive income	5,089	336	7,421	1,680	42,836

Less: Comprehensive income attributable to noncontrolling interest	(482)	(706)	(1,303)	(1,749)	(3,210)

Comprehensive income (loss) attributable to TechFaith	$4,607	$(370)	$6,118	$(69)	$39,626

Weighted average shares outstanding

Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2012	September 30, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$257,950	$265,044	$250,637
Accounts receivable	8,666	4,552	6,715
Inventories	7,490	6,486	7,984
Prepaid expenses and other current assets	15,678	20,528	17,560

Deferred tax assets-current	—	226	207

Total current assets	$289,784	$296,836	$283,103

Plant, machinery and equipment, net	$44,084	$44,214	$48,977
Land use rights, net	10,645	10,607	10,755
Construction in progress	36,530	26,688	21,002
Acquired intangible assets, net	4,061	6,306	2,327
Goodwill	1,242	1,242	1,242

Deferred tax assets-noncurrent	—	1	3

Total assets	$386,346	$385,894	$367,409

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	11,140	10,176	8,792

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $184, $684 and $837 as of as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	13,464	14,364	21,721

Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $217 and $202 as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	9,173	9,324	8,492

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	4,178	4,584	219

Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $21, $21 and $21 as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	1,062	660	1,804

Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2012, September 30, 2012 and December 31, 2011 respectively)	15,350	15,350	—

Total current liabilities	$54,367	$54,458	$41,028

Long-term loan	290	290	290

Deferred tax liability-noncurrent	—	81	106

Total liabilities	$54,657	$54,829	$41,424

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	142,837	142,549	141,667
Accumulated other comprehensive income	46,822	44,149	43,597
Statutory reserve	23,137	22,631	22,631
Retained earnings	93,472	97,021	97,272

Total Techfaith shareholders’ equity	$306,284	$306,366	$305,183

Noncontrolling interest	$25,405	$24,699	$20,802

Total shareholders’ equity	$331,689	$331,065	$325,985

Total liabilities and shareholders’ equity	$386,346	$385,894	$367,409